SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CACI International Inc

(Exact name of registrant as specified in its charter)

Delaware	54-1345888

(State of incorporation or organization)	(IRS Employer Identification No.)

1100 North Glebe Road, Arlington, Virginia	22201

(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates (if applicable): Not applicable.

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None.

Securities to be registered pursuant to Section 12(g) of the Act:

Common stock, $.10 par value per share

(Title of class)

Item 1.        Description of Securities to be Registered.

                     This Form 8-A/A is filed to update our description of capital stock.

DESCRIPTION OF CAPITAL STOCK

                     The following is a description of our capital stock.

General

                     We are authorized to issue 40,000,000 shares of class A common stock and 10,000,000 shares of preferred stock. As of December 31, 2001, there were 23,496,194 shares of common stock outstanding, held of record by 587 stockholders, and no shares of preferred stock outstanding.

                     Our certificate of incorporation once authorized us to issue up to 40,000,000 shares of class B common stock, but there are no shares of class B common stock outstanding, and we are no longer permitted to issue any shares of class B common stock. Accordingly, unless we state otherwise, references to our common stock are references to our class A common stock.

Common Stock

                     Holders of common stock are entitled to one vote per share for each share held of record on all matters to be voted upon by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to receive any lawful dividends declared by the board of directors, subject to the preferences of the holders of any shares of preferred stock then outstanding. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to their proportionate share of all assets remaining after payment of liabilities, subject to the prior distribution rights of the holders of any shares of preferred stock then outstanding. Shares of common stock have no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

                     Our board of directors is authorized to issue up to 10,000,000 shares of preferred stock in one or more series without stockholder approval. Our board has the discretion to determine the dividend, voting, conversion, redemption, liquidation and other rights, preferences and limitations of each series of preferred stock. The rights of the holders of common stock will be affected by, and may be adversely affected by, the rights of holders of any preferred stock that we may designate and issue in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate actions, could have the effect of making it more difficult for others to acquire, or of discouraging others from attempting to acquire, a majority of our outstanding voting stock. We have no current plans to issue any shares of preferred stock.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-Laws

                     Provisions of Delaware law and our certificate of incorporation and by-laws could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

                     As a Delaware corporation, we are subject Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date the person becomes an interested stockholder, unless the business combination or the transaction in which the person becomes an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to an interested stockholder. An interested stockholder includes a person who, together with affiliates and associates, owns, or did own within three years before the person was determined to be an interested stockholder, 15% or more of a corporation’s voting stock. The existence of this provision generally will have an anti-takeover effect for transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

                     For any proposal to merge or consolidate with another corporation or to dispose of all or substantially all of our assets or property, we must send written notice to our stockholders of the proposal not less than 20 and not more than 60 days before the annual meeting of stockholders.

                     Our by-laws provide that only candidates nominated by the board of directors or by a stockholder in accordance with the prescribed procedure may be elected as directors. In order for a stockholder to nominate a candidate for the board of directors, the stockholder must give us written notice of the nomination. Our secretary must receive the notice not less than 150 days before the first anniversary of the last stockholders’ meeting for the election of directors. The notice must contain information about the beneficial ownership interest in our corporation of both the nominating stockholder and the nominee.

                     Our by-laws also provide that, at any annual meeting of stockholders, we may conduct only the business that is specified in the notice of the meeting or that is otherwise properly brought before the meeting. In order for a stockholder to properly bring business before an annual meeting, the stockholder must give us written notice of the proposed business. Our secretary must receive the notice not less than 150 days before the first anniversary of our last annual meeting of stockholders. The notice must contain a description of the business the stockholder desires to bring before the meeting, its reasons for doing so, any material interest the stockholder may have in the business, and the stockholder’s beneficial ownership interest in our corporation.

                     Special meetings of stockholders may only be called by the board of directors, our chairman of the board or our president. Except as required by law, we must give notice of a special meeting of stockholders in the same manner as notice of an annual meeting of stockholders, and the notice must specify the general nature of the business to be transacted.

                     Our by-laws provide that any action that may be taken at a stockholders’ meeting may be taken without a meeting if it is authorized in writing by the holders of the required votes. Any person seeking to have the stockholders authorize a corporate action by written consent must request in writing that the board of directors fix a record date for the determination of the stockholders entitled to consent to the corporate action. A stockholder may revoke its written consent to a corporate action by giving written notice of revocation to us, to the stockholder or stockholders soliciting consents or soliciting revocations in opposition to action by consent or to a proxy solicitor designated by us or the stockholders soliciting revocation. In such a case, we may appoint independent inspectors of election to review the validity of the written consents and related revocations. The inspectors of election will determine, in cooperation with us and in accordance with the procedures in our by-laws, whether the requisite number of valid and unrevoked consents has been obtained to authorize the corporate action.

Item 2.         Exhibits.

3.1	Certificate of Incorporation of CACI International Inc (filed as Exhibit 3.1 to our Form 10-K405 filed on September 28, 2000, and incorporated herein by reference).

3.2	By-Laws of CACI International Inc amended as of March 16, 2000 (filed as Exhibit 3.2 to our Form 10-K405 filed on September 28, 2000, and incorporated herein by reference).

SIGNATURE

                Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CACI INTERNATIONAL INC

Dated: February 6, 2002	By:	/s/ Jeffrey P. Elefante

Jeffrey P. Elefante Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit Number:	Description:

3.1	Certificate of Incorporation of CACI International Inc filed as Exhibit 3.1 to our Form 10-K405 (filed on September 28, 2000, and incorporated herein by reference).

3.2	By-Laws of CACI International Inc filed as Exhibit 3.2 to our Form 10-K405 (filed in September 28, 2000, and incorporated herein by reference).